                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY, 2001

                      Galen Holdings Public Limited Company
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes [ ] No [X]

 (If "Yes" is marked, indicate below the file number assigned to the registrant
                in connection with Rule 12g3-2(b): 82-       .)

                                EXPLANATORY NOTE

I. Purpose of Filing

      The Purpose of this report on Form 6-K by Galen Holdings PLC is to make public in the United States the Interim Report and Accounts 2001 for Galen Holdings and its subsidiaries. The unaudited financial statements included therein have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") and are presented in pounds sterling. The Interim Report and Accounts 2001 was mailed to the holders of Galen's ordinary shares on June 15, 2001.


II. Signatures

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


July 3, 2001                            Galen Holdings PLC

                                        /s/     R. G. Elliott
                                        -------------------------------
                                        Name:   R. G. Elliott
                                        Title:  Chief Financial Officer

CHAIRMAN'S AND CHIEF EXECUTIVE'S REPORT

Galen Holdings PLC is an integrated specialty pharmaceutical company focused principally on the women's healthcare therapeutic category. We develop, manufacture and market branded prescription pharmaceutical products in the United Kingdom and Ireland, and market products in the United States. An important part of our strategy is to develop and commercialise pharmaceutical products based on innovative formulations and novel drug delivery systems, particularly our Intravaginal Ring (IVR) technology which is able to deliver a consistent dose of a wide range of medicines to women over periods of up to three months. We also provide specific technology-driven pharmaceutical research services to the research and development operations of the global pharmaceutical industry.

For the six-month period ending 31 March 2001 Galen continued to make strong progress with record revenues of L86m (2000: L42m), an increase of 103% on the previous year. Operating profit before amortisation of goodwill and intangible assets was L26m (2000: L12m) a 117% increase on the same period last year. Earnings per ordinary share before amortisation of goodwill and intangible assets rose by 33% to 10.6p (2000: 8.0p). These strong results have encouraged your Board to recommend the payment of an interim dividend of 0.83p per ordinary share, representing an increase of 20% over the 0.69p declared for the same period in 2000.

These excellent results were delivered thanks to the continued strong development of our key business initiatives. A major highlight during the period was the approval in the UK of the first product based on our proprietary IVR technology. In March 2001 the UK approved our IVR for the delivery of estrogen to address symptoms of the menopause. This approval validates our technology and represents a significant milestone in our plans for the international commercialisation of the IVR.

Also during the period, we completed the integration of Warner Chilcott into Galen. The focus of our pharmaceutical product activities has been shifted to capitalise on our participation in the most important pharmaceutical market in the world, the US. At flotation in 1997, Galen Holdings generated no revenues in the US. For the first six months of our fiscal 2001, revenue from our products and services businesses in the US accounted for 60% of our total Company revenue.

For the first six months of our fiscal 2001, worldwide pharma revenues amounted to L59m (2000: L23m), a 156% increase over the same period last year. Results in the 2001 period include revenues from our Warner Chilcott division, which was acquired in September 2000. Pharma revenue now accounts for 69% of our total revenues.

Our US pharma business promotes a portfolio of branded products targeted at the women's health, urology and dermatology markets. We are pleased to report strong performance for the period. Our Ovcon(R) oral contraceptives and our oral antibiotic Doryx(R), for acne, performed ahead of our expectations. By focusing our sales and marketing resources behind our proprietary branded products, we were able to generate revenue growth sufficient to enable Warner Chilcott to make the transition out of its co-promotion agreement with Schering-Plough while continuing to deliver sequential growth in its operating profit. Our US pharma business is well positioned to maximise the value of our US product portfolio and to capitalise on future opportunities.

Our UK pharma business is in a state of transition and investment as we increase our emphasis on the launch of new products. In October 2000 we launched Regurin(R), our proprietary anticholinergic for the treatment of urinary incontinence. Our IVR for estrogen replacement therapy has received UK regulatory approval and launch of the product is imminent. Finally, we anticipate UK approval of Diclodorm(R), our controlled-release anti-arthritic/analgesic, in the fourth quarter of our fiscal 2001. As we look ahead, proprietary branded products, particularly for the women's health, urology and analgesia segments, will form the foundation for future growth of our UK pharma business.

A key strength of our pharma business is the experience and effectiveness of our sales and marketing organisation. Our team has a track record in building the value of pharmaceutical brands, including successful new product launches, the revitalisation of mature brands through repositioning and the delivery of sustained sales growth. These skills enable us to maximise the value of branded products that we own or acquire. In the US, our Warner Chilcott unit has approximately 220 seasoned sales representatives, a field force that is competitively scaled to reach the physicians in our target segments. To support the launch of Regurin(R) and the imminent launch of our estrogen-only IVR product, Menoring, during the period we increased our UK sales force from 65 to 115 people.

Galen's research and development (R&D) activity is focused on the development of proprietary products that are based on drug delivery systems, such as our IVR and eutectic mixtures for topical application. We also pursue the development of products that are complementary to our core prescription business in the US, particularly line extensions to our existing branded products. Following the acquisition of Warner Chilcott we undertook a reorganisation of our pharma R&D activities to leverage our presence in the US.

Our IVR drug delivery system is poised for commercialisation with the first approval granted in the UK. It is our intention to proceed with European approvals using the mutual recognition procedure and, with the satisfactory completion of our placebo controlled vasomotor study in the US, we are on course for the submission of an NDA application this summer. The IVR can be used to deliver consistent levels of a wide range of medicines for periods of up to three months. In addition to our recently approved IVR for estrogen replacement therapy we pursue development programmes for other IVR applications. These include other hormonal products that address menopausal symptoms and contraception. We are also pursuing the use of the IVR to deliver non-hormonal drugs and anticipate that our lead product, which is indicated for the treatment of bacterial vaginosis, will enter clinical evaluation during 2001. Notwithstanding our focus on the development of IVR as a platform technology, we also maintain programmes for new products and line extensions to support our existing business.

Revenues from our pharma services business grew by 39% to L27.0m (2000: L19.0m) reflecting solid progress in all our business units. Since flotation in 1997, we have made significant investments in infrastructure for our Clinical Trial Service (CTS) business in the UK and US, which has established the international basis of our clinical trials manufacture and distribution service. We are at the forefront of this business segment and have created a strong platform for further development. The acquisition last year of Applied Clinical Concepts Inc./ Duke Clinical Research Institute Pharmacy (ACCI/DCRI) and its integration into the CTS group further strengthens our position. Interactive Clinical Technologies, Inc. (ICTI) utilises computer-based interactive voice response systems to permit the more efficient management of the clinical trials process and has performed strongly in the US since acquisition in 1999. The establishment of its European base at Maidenhead, UK, will further assist this development.

Our Syngal and QuChem operations provide world-class "bench-to-pilot scale" chemical design and synthesis. Solid relationships, particularly with multinational pharma, form the core of this business, which is well placed for further growth.

OUTLOOK

Since flotation in 1997, Galen Holdings has implemented a growth strategy which has transformed it from a UK-focused pharmaceutical business into an international specialty pharmaceutical company, with prescription bases in the UK, Ireland and the US, a market-oriented pharmaceutical product research and development programme and a rapidly growing pharmaceutical services business. An integral part of this development has been the establishment and acquisition of operations in the US, the largest and most attractive pharmaceutical market in the world. With the completion of the Warner Chilcott transaction in September 2000, all elements of our business now participate in this market and it is our intention to develop our position further through organic and acquisitive growth.

With major new product launches in the UK, including the first of our IVR products, excellent growth prospects for our US pharma portfolio and continued strong growth in our services business, we look forward to the completion of 2001 and the future with much confidence.


John A King
Chairman



Roger M Boissonneault
Chief Executive
1 May 2001

Consolidated profit and loss account

                                                               Unaudited                   Audited
                                                           Six months ended              Year ended
                                                               31 March                 30 September
                                                        2001              2000              2000
                                                        L'000             L'000             L'000
----------------------------------------------------------------------------------------------------
TURNOVER                                                86,193            42,446            86,020
                                                       -------           -------           -------

OPERATING PROFIT
Before exceptional items and
amortisation of intangibles and goodwill                26,089            12,044            24,054
Exceptional items                                           --                --            (3,311)
Intangibles amortisation                                (3,856)               --                --
Goodwill amortisation                                   (8,104)             (901)           (1,999)
                                                       -------           -------           -------
TOTAL OPERATING PROFIT                                  14,129            11,143            18,744
Investment income                                        1,957               747             2,089
                                                       -------           -------           -------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST           16,086            11,890            20,833
Interest payable and similar charges                     9,668               644             1,760
                                                       -------           -------           -------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION            6,418            11,246            19,073
Tax on profit on ordinary activities                     1,701             2,499             4,699
                                                       -------           -------           -------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION             4,717             8,747            14,374
Minority interests                                          75                39                89
                                                       -------           -------           -------
PROFIT FOR THE FINANCIAL PERIOD                          4,642             8,708            14,285
Dividends                                                1,342               910             3,036
                                                       -------           -------           -------
RETAINED PROFIT FOR THE FINANCIAL PERIOD                 3,300             7,798            11,249
                                                       -------           -------           -------
EARNINGS PER SHARE                                         3.0p              7.2p             11.8p
DILUTED EARNINGS PER SHARE                                 2.9p              7.2p             11.7p
ADJUSTED EARNINGS PER SHARE (BEFORE
EXCEPTIONAL ITEMS AND AMORTISATION OF
GOODWILL AND OTHER INTANGIBLES)                           10.6p              8.0p             15.5p
ADJUSTED DILUTED EARNINGS PER SHARE
(BEFORE EXCEPTIONAL ITEMS AND AMORTISATION
OF GOODWILL AND OTHER INTANGIBLES)                        10.3p              8.0p             15.5p
                                                       -------           -------           -------

Consolidated balance sheet

                                                                        Unaudited                  Audited
                                                                        31 March               30 September
                                                                  2001             2000             2000
                                                                  L'000            L'000            L'000
------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                                449,330           34,974          456,102
Tangible assets                                                   84,287           73,343           79,388
                                                                 -------          -------          -------
                                                                 533,617          108,317          535,490

CURRENT ASSETS
Stocks                                                            14,794           10,781           14,207
Debtors                                                           31,942           19,057           34,747
Cash at bank and in hand                                          48,783           38,237           77,660
                                                                 -------          -------          -------

                                                                  95,519           68,075          126,614
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                    47,193           28,399           82,345
                                                                 -------          -------          -------

NET CURRENT ASSETS                                                48,326           39,676           44,269

TOTAL ASSETS LESS CURRENT LIABILITIES                            581,943          147,993          579,759
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR          151,732           28,700          159,200
PROVISIONS FOR LIABILITIES AND CHARGES                             3,229               --            3,223
DEFERRED INCOME                                                    5,808            6,762            6,670
                                                                 -------          -------          -------

NET ASSETS                                                       421,174          112,531          410,666
                                                                 -------          -------          -------

CAPITAL AND RESERVES
Called-up share capital                                           16,201           12,727           15,897
Share premium account                                             59,486           55,031           55,031
Merger reserve                                                   290,685               --          290,685
Profit and loss account                                           54,606           44,703           48,933
                                                                 -------          -------          -------

EQUITY SHAREHOLDERS' FUNDS                                       420,978          112,461          410,546
MINORITY INTERESTS - EQUITY                                          196               70              120
                                                                 -------          -------          -------

                                                                 421,174          112,531          410,666
                                                                 -------          -------          -------

Consolidated cash flow statement

                                                                        Unaudited                  Audited
                                                                    Six months ended             Year ended
                                                                        31 March                30 September
                                                                2001              2000              2000
                                                                L'000             L'000             L'000
------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                       23,715             7,914            16,659
                                                               -------           -------           -------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                   (9,668)             (658)           (1,501)
Interest received                                                1,957               306             1,642
                                                               -------           -------           -------

                                                                (7,711)             (352)              141
                                                               -------           -------           -------

TAXATION
Corporation tax (paid)/recovered                                   985            (1,023)           (3,242)
                                                               -------           -------           -------

CAPITAL EXPENDITURE
Purchase of tangible fixed assets                               (7,438)           (7,483)          (15,454)
Sale of tangible fixed assets                                      217                31                33
Purchase of intangible fixed assets                                 --                --            (1,984)
Government grant received                                           --             1,113             1,695
                                                               -------           -------           -------

                                                                (7,221)           (6,339)          (15,710)
                                                               -------           -------           -------

ACQUISITIONS
Acquisition costs and deferred consideration payments          (16,101)           (1,882)          (15,063)
Net funds acquired with subsidiary undertakings                     --                --               474
                                                               -------           -------           -------

                                                               (16,101)           (1,882)          (14,589)
                                                               -------           -------           -------

EQUITY DIVIDENDS PAID                                           (2,191)           (1,400)           (2,278)
                                                               -------           -------           -------

NET CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES
AND FINANCING                                                   (8,524)           (3,082)          (19,019)
                                                               -------           -------           -------

MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in short-term deposits                      21,000           (30,749)          (24,500)
                                                               -------           -------            ------

FINANCING
Issue of ordinary share capital (net of expenses)                4,761            36,367            36,367
Loan notes repaid                                              (27,323)               --                --
Loans obtained/(repaid) (net)                                    2,407            (2,161)           13,476
Principal repayment under hire purchase agreements                (200)             (124)             (329)
                                                               -------           -------            ------

                                                               (20,355)           34,082            49,514
                                                               -------           -------            ------

(DECREASE)/INCREASE IN CASH IN THE PERIOD                       (7,879)              251             5,995
                                                               -------           -------            ------

Notes to results
Unaudited results for the period ended 31 March 2001



1.  BASIS OF PREPARATION

The financial information for the six-month periods ended 31 March 2001 and 2000, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the Group's 30 September 2000 statutory accounts.

The abridged financial information for the year ended 30 September 2000 has been extracted from the Group's statutory accounts for that year, which have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.


2.  INTERIM DIVIDEND

An interim dividend of 0.83p per share will be paid on 24 August 2001 to shareholders on the register on 27 July 2001.


3.  EARNINGS PER SHARE

Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the Group.

The weighted average numbers of shares used in the calculation of earnings per share are as follows:

                                                       Six months ended                       Year ended
                                                           31 March                          30 September
                                                 2001                    2000                    2000

                                                Number                  Number                  Number
                                               of shares               of shares               of shares
---------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES
Basic                                         156,895,052             120,540,888             121,444,370
Diluted                                       160,484,918             120,975,407             121,925,851
                                              -----------             -----------             -----------